06004542

CM

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 209

SEC FILE NUMBER
8- 51784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Planning Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 N. Andrews Avenue, Suite 404
(No. and Street)

Ft. Lauderdale, (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Aberle, II, Director of Operations/FINOP 954-267-8602
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael P. Aberle, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Planning Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Valerie A. Schnell
Commission # DD348983
Expires: OCT. 24, 2008
www.AaronNotary.com

Notary Public

Signature

Director of Operations/FINOP

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report

To the Members
Capital Planning Group, LLC
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of Capital Planning Group, LLC as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Planning Group, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

February 21, 2006

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

CAPITAL PLANNING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	242,958
Commissions and accounts receivable		250,682
Prepaid expenses		36,617
		530,257
Property and equipment:		
Furniture and fixtures		33,047
Equipment		41,999
		75,046
Less accumulated depreciation		(51,907)
		23,139
	$	553,396

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Bonuses payable	$	87,916
Due to affiliate		11,864
Accrued liabilities		39,082
Current portion of capital lease obligation		5,251
		144,113
Capital lease obligation, net of current portion		8,174
Members' equity		401,109
	$	553,396

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Group life commissions	$ 1,282,654
Advisory and planning fees	425,181
Interest income	363
	1,708,198
Expenses:	
Compensation	1,143,609
Commission expense	2,985
Selling costs	42,130
General and administrative	274,924
	1,463,648
Net income	$ 244,550

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ 508,753
Member distributions	(352,194)
Net income	244,550
Balance, December 31, 2005	$ 401,109

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 244,550
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,452
Changes in operating assets and liabilities:	
Increase in commissions and accounts receivable	(124,623)
Decrease in due from affiliate	2,773
Increase in prepaid expenses	(9,577)
Decrease in bonuses payable	(3,448)
Decrease in commissions payable	(26,642)
Increase in due to affiliate	11,864
Decrease in accrued liabilities	(5,131)
Total adjustments	(148,332)
Net cash provided by operating activities	96,218
Cash flows from financing activities:	
Principal payments on capital lease obligation	(4,490)
Member distributions	(352,194)
Net cash used by financing activities	(356,684)
Net decrease in cash and cash equivalents	(260,466)
Cash and cash equivalents, January 1, 2005	503,424
Cash and cash equivalents, December 31, 2005	$ 242,958

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Capital Planning Group, LLC (the "Company") was formed in Florida on January 22, 1999 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company clears its trades through a third-party reintroducing broker agreement with MML Investors Services, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Cash and cash equivalents:

Cash and cash equivalents generally include cash in banks and money market funds.

Property and equipment:

Property and equipment is stated at cost. The service lives have been estimated at three to five years for equipment and computers and seven years for furniture and fixtures. The straight-line method is used for financial reporting purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Revenue and expense recognition:

The revenue of the Company is derived primarily from sales of life insurance and providing financial and investment services to customers primarily in Florida. Commission income is recorded on the date of the transaction leading to the commission.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the financial statements. The net revenues and expenses of the Company pass through to the individual members.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

1. Nature of operations and summary of significant accounting policies - continued:

Advertising costs:
Advertising costs are expensed as incurred.

2. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2005.

3. Capital lease obligation:

The Company has entered into a non-cancelable capital lease obligation for the purchase of equipment. Required monthly payments on the lease total $543.

Gross amounts of equipment and related accumulated depreciation recorded under this capital lease as of December 31, 2005 are $17,915 and $2,687, respectively.

The following is a schedule of future minimum lease payments under the capital lease obligation, together with the present value of the net minimum lease payments as of December 31:

2006	$ 6,514
2007	6,514
2008	2,331
Total minimum lease payments	15,359
Less: amount representing interest	(1,934)
Present value of net minimum lease payments	13,425
Less: current maturities	(5,251)
	$ 8,174

4. Lease commitments:

The Company leases its office space from an affiliate, under a month-to-month operating lease, with a monthly payment of $4,457. Additionally, the Company leases various pieces of equipment under several operating leases with varying terms. Required monthly payments on the equipment leases totaled $903 for the year ended December 31, 2005.

Total lease expense for the year ended December 31, 2005 was $64,540.

4. Lease commitments – continued:

The following is a schedule by years of the future minimum lease payments required by the above non-cancelable leases at December 31:

2006	$ 9,146
2007	7,261
2008	7,261
2009	6,051
2010	-
	$ 29,719

5. Defined contribution plan:

The Company has a defined contribution 401(k) plan (the "Plan") that covers substantially all employees. Employees are eligible to participate after one year of service and after attaining 21 years of age. Participants may elect to contribute up to 15% of their annual earned compensation to the Plan. Participants are fully vested after six years of service. All Company contributions to the Plan are made at its discretion. Contributions to the Plan were approximately $21,000 for the year ended December 31, 2005.

6. Related party transactions:

The Company receives accounting, computer, and human resources support from an affiliate company. The amount paid for these services was $21,541 for the year ended December 31, 2005. As mentioned in Note 2, the Company rents office space from an affiliate. Total rent expense paid to the affiliate for the year ended December 31, 2005 was $53,698.

The Company also receives tax preparation and consulting services from another affiliate. Fees paid for these services totaled $5,750 for the year ended December 31, 2005.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

7. Net capital requirements – continued:

At December 31, 2005, the Company had excess net capital of $326,526 and a net capital ratio of .41 to 1.

8. Supplemental disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 1,482
Income taxes	$ -

During the year ended December 31, 2005, the Company purchased $17,916 of computers and equipment by entering into a capital lease obligation.

9. Subsequent event:

In February 2006, the Company paid distributions of $154,978 related to 2005 earnings.

CAPITAL PLANNING GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net capital	
Total members' equity	$ 401,109
Deductions:	
Non-allowable assets:	
Receivables from non-customers	(18,892)
Property and equipment, net	(23,139)
Less: excludable debt related to property and equipment	13,425
Prepaid expenses	(36,617)
Haircut on securities	(103)
Net capital	$ 335,783
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II FOCUS report	$ 304,837
Adjustment to reduce accrued liabilities	17,521
Recognition of excludable debt related to property and equipment	13,425
	$ 335,783

See auditor's report.

CAPITAL PLANNING GROUP, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Bonuses payable	$ 87,916
Due to affiliate	11,863
Accrued liabilities	39,082
Aggregate indebtedness	$ 138,861
Ratio of aggregate indebtedness to net capital	.41 to 1

See auditor's report.

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

To the Members
Capital Planning Group, LLC
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Capital Planning Group, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2006